Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd., ZW9C, Boston, MA, 02210
Phone: 617-563-9480 Fax: 617-385-0811
jason.duffy@fmr.com

April 9, 2018

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2017 – July 1, 2018

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $70,000,000 excess of $150,000,000 in coverage:

London: Syndicates ACE AGM 2488
Policy No: B080113017P17 (Equity and High Income Funds)
Policy No: B080113011P17 (Fixed Income & Asset Allocation Funds)
Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company
Policy No: 87153217B (Equity and High Income Funds)
Policy No: 87153117B (Fixed Income & Asset Allocation Funds)
Participation: $15M part of $70M x $150M

Federal Insurance Company (Chubb)
Policy No: 81906761 (Equity and High Income Funds)
Policy No: 82179281 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $70M x $150M

XL Specialty Insurance Company
Policy No: ELU150589-17 (Equity and High Income Funds)
Policy No: ELU150565-17 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement, and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-18-000002.

Sincerely,

Jason R. Duffy

Enc.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)
Insuring Company: TEXAS PACIFIC INDEMNITY COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC, 200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

Bond Number: 82179281

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2017
to 12:01 a.m. on July 1, 2018

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 150,400,000

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	01-544-05-34
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2017 – July 1, 2018

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $135,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

September 20, 2017
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

TEXAS PACIFIC INDEMNITY COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

TEXAS PACIFIC INDEMNITY COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

ADDRESS CHANGE ENDORSEMENT

Effective October 1, 2016, the address of your insurance company is changing.

The address of 15 Mountain View Road, Warren, NJ 07059, wherever it appears, is changed to:

202B Hall's Mill Road
Whitehouse Station, NJ 08889

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Bond Number: **ELU150565-17**
Renewal of Number: **ELU144849-16**

XL Specialty Insurance Company
A member of the XL America Companies

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

EXCESS BOND

ITEM 1. Name of Insured (herein called Insured) : Fidelity Fixed Income and Asset Allocation Funds

Principal Address : c/o FMR LLC, 200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2017 to July 01, 2018

ITEM 3. Aggregate Limit of Liability: $10,000,000 Part Of $ 70,000,000

ITEM 4. Single Loss Limit of Liability : $10,000,000 Part Of $70,000,000

ITEM 5: Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (ii) Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
- (ii) Bond or Policy Number: 01-544-05-34
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention

(B) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 82484869
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest Reinsurance Company
- (ii) Bond or Policy Number: FL5FD00012-171
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153317B
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer:Allied World Assurance Company, AG
- (ii) Bond or Policy Number: C014840/007
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: Travelers Casualty and Surety Company of America
- (ii) Bond or Policy Number:106547262
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
(i) Insurer: Continental Casualty Company
(ii) Bond or Policy Number: 287042220
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(I) Excess Bond or Policy:
(i) Insurer: AXIS Insurance Company
(ii) Bond or Policy Number: MNN727586/01/2017
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $15,000,000
Aggregate Limit of Liability $5,000,000 Part Of $15,000,000

(J) Excess Bond or Policy:
(i) Insurer: Starr Indemnity & Liability Company
(ii) Bond or Policy Number: 1000059071171
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $15,000,000
Aggregate Limit of Liability $10,000,000 Part of $15,000,000

(K) Excess Bond or Policy:
(i) Insurer: London / Lloyd's Syndicates
(ii) Bond or Policy Number: B080113012P17
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000
Aggregate Limit of Liability $6,000,000 Part Of $50,000,000

(L) Excess Bond or Policy:
(i) Insurer: Freedom Specialty Insurance Company
(ii) Bond or Policy Number: XMF1700062
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000
Aggregate Limit of Liability $10,000,000 Part Of $50,000,000

(M) Excess Bond or Policy:
(i) Insurer: Twin City Fire Insurance Company
(ii) Bond or Policy Number: 08 FI 0252157-17
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000
Aggregate Limit of Liability $10,000,000 Part OF $50,000,000

(N) Excess Bond or Policy:
(i) Insurer: U.S. Specialty Insurance Company
(ii) Bond or Policy Number: 24-MGU-17-A41028
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $8,000,000 Part Of $50,000,000
Aggregate Limit of Liability $8,000,000 Part Of $50,000,000

(O) Excess Bond or Policy:
(i) Insurer: American International Reinsurance Company, Ltd.
(ii) Bond or Policy Number: 33089946
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000
Aggregate Limit of Liability $6,000,000 Part Of $50,000,000

(P) Excess Bond or Policy:
(i) Insurer: Ironshore Indemnity Inc.
(ii) Bond or Policy Number: 003199000
(iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
(iv) Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $50,00,000

Aggregate Limit of Liability $5,000,000 Part Of $50,000,000

(Q) Excess Bond or Policy:
- (i) Insurer: XL Specialty Insurance Company
- (ii) Bond or Policy Number: ELU150564-17
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $5,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $5,000,000 Par Of $50,000,000

Item 6. Premium:

Premium	$42,791.00
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	$42,791.00

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto: FB 71 04 10 10 XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco
President

Toni Ann Perkins
Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL Catlin insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Bond No.: ELU150565-17

Effective: July 01, 2017
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or

(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or

(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or

(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")
Fidelity Fixed Income and Asset Allocation Funds
(as defined in the Primary Bond)

Bond Number
87153117B

Principal Office:	c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02210	Mailing Address:	c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02210

Item 2. Bond Period: from 12:01 a.m. on July 1, 2017, to 12:01 a.m. on July 1, 2018, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND— National Union Fire Insurance Company of Pittsburgh, PA # 01-544-05-34

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ______________________
Authorized Representative

By: ______________________
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153117B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2017	**July 1, 2017 to July 1, 2018**	[signature]

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total **"insured losses"** of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%).

As used herein, "Federal Share of Compensation" shall mean:

85% in calendar year 2015;
84% in calendar year 2016;
83% in calendar year 2017;
82% in calendar year 2018;
81% in calendar year 2019; and
80% in calendar year 2020.

As used herein, "Cap on Annual Liability" shall mean, with respect to total **"insured losses"** of all participating insurers:

$100 billion in calendar year 2015;
$120 billion in calendar year 2016;
$140 billion in calendar year 2017;
$160 billion in calendar year 2018;
$180 billion in calendar year 2019; and
$200 billion in calendar year 2020.

UMR:	**B080113011P17**
Insured:	**Fidelity Fixed Income and Asset Allocation Funds**
Type of Risk:	**Insurance of:** **Excess Financial Institution Bond**
Period:	**01 July 2017 to 01 July 2018**

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113011P17
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA and as more fully defined in the Contract Wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: C/O FMR LLC 200 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America
PERIOD OF INSURANCE:	From 01 July 2017 To 01 July 2018 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA. and as more fully defined in the Contract Wording.
LIMIT OF LIABILITY:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

in excess of underlying contracts for;

USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh.

TERRITORIAL LIMITS: As per Primary Contract Wording.

CONDITIONS: All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 As Amended New And Renewal Business Endorsement 12/1/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
6. Sanctions Clause, as attached
7. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
8. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this Contract shall be construed to be a condition precedent or warranty unless it is expressly stated as such in the Contract.

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording. Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes & Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America.

PREMIUM:

USD 275,173.20 in full for 100% for the period but
USD 157,242 for USD 40,000,000 order hereon, of which
USD 1,572 is allocated to TRIA.

Any return premium will be calculated, stated and payable by (re)insurers as net of all Broker Remuneration and Deductions as allowed and declared herein.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **29 August 2017.**

Willis Addendum to LSW 3001 Premium Payment Clause as attached.

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY <u>INSURED</u> AND ADMINISTERED BY <u>INSURERS</u>:

None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None

30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.

XIS to sign Lloyd's policy.

The contract change document(s) signed by (re)insurers shall form the evidence of the changes agreed.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and

Any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

POLICY FORM:	J(a) NMA 2421 (Lloyd's)

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P17

Item 1:	***Insured***:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	C/O FMR LLC 200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s)***:	Lloyd's Syndicates: Chubb CGM 2488 and others
Item 3:	***Period of Insurance***:	01 July 2017 to 01 July 2018 Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	in excess of underlying contracts for; USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA
Item 6:	***Premium***:	USD 275,173.20 in full for 100% for the period but USD 157,242 for USD 40,000,000 order hereon, of which USD 1,572 is allocated to TRIA.

Taxes: None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies)*** *shall have paid the* ***Underlying Limit.***

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation

of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of U.S.A) as per NMA 1998 Service of Suit Clause United States of America as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 1,572.41 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **29 August 2017**.

If the premium due under this contract has not been so paid to (Re)Insurers by **29 August 2017** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

   i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

   ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

   iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

NMA LINES CLAUSE

This Insurance, being signed for 100 % of 100 % insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100 % of the amount(s) of Insurance stated herein.

NMA 2419

ENDORSEMENT No 10

This Endorsement, effective at 00.01 on 01 July 2017 forms part of Policy No. B080113011P17

FOREIGN ACCOUNT TAX COMPLIANCE ACT ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the IRS and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

2. INFORMATION

INFORMATION:

This section details the information that was provided to (Re)Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.**
Type of Insurance	**Excess Financial Institutions Bond**
Policy Period:	**01 July 2017 to 01 July 2018**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR's 2016 Annual Report
- FMR's Worldwide Headcount
- Open Claims/Status
- FMR Funds' 17g-1 Calculation (Funds covered under the Funds' program)
- Fact Sheets for Various business units

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 of USD 70,000,000 (or 57.1429% of 100%)

BASIS OF WRITTEN LINES: Part of Whole.

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINES: Percentage of Whole.

SIGNING PROVISIONS:

In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113011P17**
(Original) Insured:	**Fidelity Fixed Income and Asset Allocation Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

(Applying to the contract but not forming part of the client's contract documentation)

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: CGM 2488

BUREAU LEADER: Not applicable unless completed here.

Lloyd's Leader ....

IUA Leader ....

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be agreed by the Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

Claims to be managed in accordance with:

i) The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

ii) IUA claims agreement practices.

iii) The practices of any company(ies) electing to agree claims in respect of their own participation.

CLAIMS AGREEMENT PARTIES:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate is …………………

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iv) below.

iii) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices (such as non-bureau companies), the Slip Leader only, excepting those that may have opted out via iv) below.

iv) Those companies that have specifically elected to agree claims in respect of their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified* and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless the parties agree to do otherwise.

*Willis Limited may elect to notify by email in certain circumstances (such as for a precautionary notification on an excess layer or a notification which is potentially unlikely to develop into a claim). However, Willis Limited agree to backload and administer via ECF should the notification subsequently develop into a claim requiring a reserve to this contract.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY: None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION: In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: **29 August 2017**

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or
2) the date on which the final Insurer agreement is obtained

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in either the next Statement of Account or the next e-Accounting Financial Account (FA) ACORD message batch, dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
RISK LOCATOIN:	United States of America
OVERSEAS BROKER:	**Direct Insured**
US CLASSIFICATION:	**Non-Regulated, Independent Procurement**
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) 99% 7T 1%
REGULATORY CLIENT CLASSIFICATION:	Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM:	None.

SECURITY DETAILS

REFERENCES

Policy No: 13011P17
Market Submission Version: 27/6/2017 1
Platform Version: 1.0
Date contract published to PPL Platform: 17:38 27 June 2017
UMR (Unique Market Reference): B080113011P17

SIGNED UNDERWRITERS

Chubb Limited

Andrew Banks

Written Line	25.00 %	**Signed Line**	25.00 %	
Agreed on	12:01 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Chubb Global Markets Syn 2488 a trading name of Chubb Underwriting Agenices Ltd		100.00 %	25.00 %	25.00 %

Bound as Slip Leader, Lloyd's Leader

LORS Code:	L2488
Lloyd's Stamp:	2488
Reference:	AKFH6HLL5004
Risk Code(s):	BB
Reference:	AKFT6HLL5004
Risk Code(s):	7T

Barbican Managing Agency Limited

Gavin Stanley

Written Line	8.125 %	**Signed Line**	8.125 %	
Agreed on	11:23 28 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Registered Consortium No 9562 being Lloyd's syndicates BAR 1955 (66.66%), AML 2001 (16.67%) and EVE 2786 (16.67%)		100.00 %	8.125 %	8.125 %

Bound

LORS Code:	L9562
Lloyd's Stamp:	9562
Reference:	026844011700

Line Conditions

BFP9562 is an agreement part for contract changes for their proportion only.
Line to Stand

CNA Hardy

Thomas Winslett

Written Line	18.75 %	**Signed Line**	18.75 %	
Agreed on	10:35 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 382 HDU		100.00 %	18.75 %	18.75 %

Bound

LORS Code:	L0382
Lloyd's Stamp:	0382
Reference:	FBAHEA0244NX
Description:	BB

Pembroke / Ironshore

Chris Webb

Written Line	12.50 %	**Signed Line**	12.50 %	
Agreed on	16:05 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 4000 PEM, London, England		100.00 %	12.50 %	12.50 %

Bound

LORS Code:	L4000
Lloyd's Stamp:	4000
Reference:	09397L17AA
Description:	XS BB
Reference:	09397L17AB
Description:	XS 7T

Line Conditions

Pembroke Syndicate 4000 to be an Agreement Party for contract changes, for their proportion only

---

Pioneer Underwriting Limited

Razwan Dar

Written Line	12.50 %	**Signed Line**	12.50 %	
Agreed on	11:25 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Pioneer FI - PFI 9375		100.00 %	12.50 %	12.50 %

Bound

LORS Code:	L9375
Lloyd's Stamp:	9375
Reference:	13106201174U
Description:	Xchanging
Reference:	AWA101Z17AA
Description:	Internal

Line Conditions

Pioneer Underwriting Limited

Notwithstanding slip conditions, all terms, amendments, extensions and special agreements to be agreed by Pioneer Underwriting Ltd. Excluding LOC/OCA

QBE European Company Operations

Martin Fletcher

Written Line	13.125 %	**Signed Line**	13.125 %
Agreed on	11:22 28 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 1886, London, England	100.00 %	13.125 %	13.125 %

Bound

LORS Code:	L1886
Lloyd's Stamp:	1886
Reference:	17BA210565NA
Description:	BB + 7T

Line Conditions

QBE to be an agreement party for their own participation

Talbot Underwriting Ltd

Andrew Brazill

Written Line	10.00 %	**Signed Line**	10.00 %
Agreed on	11:26 29 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England	100.00 %	10.00 %	10.00 %

Bound

LORS Code:	L1183
Lloyd's Stamp:	1183
Reference:	CFH109081H17
Description:	XS Bond
Risk Code(s):	7T , BB

Subjectivities

Deadline N/A **Status** Subjectivity has been satisfied.

1) Subject to basis of written line being amended to % or order so that our proposed 10% line is of USD 40m and therefore USD 4m

Line Conditions

Talbot Syndicate 1183 is an agreement party for Contract Changes, for its proportion only.
Talbot Syndicate 1183 to be notified of the 2nd Lloyd's Lead for claims agreement purposes.

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 99%
7T at 1%

Allocation of Premium to Year of Account

2017

Terms of Settlement

Settlement Due Date:	29 Aug 2017
Instalment Premium Period of Credit:	0 day(s)
Adjustment Premium Period of Credit:	0 day(s)

Chubb Global Markets Syn 2488 a trading name of Chubb Underwriting Agenices Ltd —
Bureau Leader and Lloyd's Leader
Andrew Banks

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company: FEDERAL INSURANCE COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS

C/O FMR LLC, 200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

Bond Number: 81906761

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2017
to 12:01 a.m. on July 1, 2018

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 150,400,000

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	01-544-05-34
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2017 – July 1, 2018

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $135,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

September 20, 2017
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

ADDRESS CHANGE ENDORSEMENT

Effective October 1, 2016, the address of your insurance company is changing.

The address of 15 Mountain View Road, Warren, NJ 07059, wherever it appears, is changed to:

202B Hall's Mill Road
Whitehouse Station, NJ 08889

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Bond Number: **ELU150589-17**
Renewal of Number: **ELU144838-16**

XL Specialty Insurance Company
A member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured) : Fidelity Equity and High Income Funds
Principal Address : c/o FMR LLC, 200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2017 to July 01, 2018

ITEM 3. Aggregate Limit of Liability: $10,000,000 Part Of $70,000,000.00

ITEM 4. Single Loss Limit of Liability : $10,000,000 Part Of $70,000,000

ITEM 5: Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (ii) Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
- (ii) Bond or Policy Number:01-544-05-34
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention

(B) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 82484869
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everst Reinsurance Company
- (ii) Bond or Policy Number:FL5D00012-171
- (iii) Bond or Policy Period:July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii Bond or Policy Number: 87153317B
- (iii Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, AG
- (ii Bond or Policy Number:C014840/007
- (iii Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: Travelers Casualty and Surety Company of America
- (ii Bond or Policy Number: 106547262
- (iii Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Casualty Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000
  Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2017
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $5,000,000 Part Of $15,000,000
  Aggregate Limit of Liability $5,000,000 Part Of $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity & Liability Company
- (ii) Bond or Policy Number: 1000059071171
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability$10,000,000 Part Of $15,000,000
  Aggregate Limit of Liability $10,000,000 Par Of $15,000,000

(J) Excess Bond or Policy:
- (i) Insurer: London / Lloyd's Syndicates
- (ii) Bond or Policy Number: B080113016P17
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $6,000,000 Par Of $50,000,000
  Aggregate Limit of Liability $6,000,000 Part Of $50,000,000

(L) Excess Bond or Policy:
- (i) Insurer: Freedom Specialty Insurance Company
- (ii) Bond or Policy Number: XMF1700060
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $10,000,000 Part Of $50,000,000

(M) Excess Bond or Policy:
- (i) Insurer: Twin city Fire insurance Company
- (ii) Bond or Policy Number: 08 FI 0252161-17
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $10, 000,000 Part Of $50,000,000

(N) Excess Bond or Policy:
- (i) Insurer: U.S. Specialty Insurance Company
- (ii) Bond or Policy Number: 24-MGU-17-A41026
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $8,000,000 Part Of $50,000,0000
  Aggregate Limit of Liability $8,000,000 Par Of $50,000,000

(O) Excess Bond or Policy:
- (i) Insurer: American International Reinsurance Company, Ltd.
- (ii) Bond or Policy Number: 33089944
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $6,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $6,000,000 Part Of $50,000,000

(P) Excess Bond or Policy:
- (i) Insurer: Ironshore Indemnity Inc.
- (ii) Bond or Policy Number: 003198800
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $5,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $5,000,000 Part Of $50,000,000

(Q) Excess Bond or Policy:
- (i) Insurer: XL Specialty Insurance Company
- (ii) Bond or Policy Number: ELU150590-17
- (iii) Bond or Policy Period: July 01, 2017 to July 01, 2018
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $5,000,000 Part Of $50,000,000
  Aggregate Limit of Liability $5,000,000 Part Of $50,000,000

Item 6. Premium:

Premium	$42,791.00
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	$42,791.00

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto: XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco President	Toni Ann Perkins Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL Catlin insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

NOTICE TO POLICYHOLDERS

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Bond No.: ELU150589-17

Effective: July 01, 2017
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or
(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or
(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or
(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") **Fidelity Equity and High Income Funds** (as defined in the Primary Bond)

Bond Number **87153217B**

Principal Office:	c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02210	Mailing Address:	c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02210

Item 2. Bond Period: from 12:01 a.m. on July 1, 2017, to 12:01 a.m. on July 1, 2018, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—National Union Fire Insurance Company of Pittsburgh, PA # 01-544-05-34

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ______________________
Authorized Representative

By: ______________________
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond**(s), including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond**(s).

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Equity and High Income Funds		**87153217B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2017	**July 1, 2017 to July 1, 2018**	

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total **"insured losses"** of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%).

As used herein, "Federal Share of Compensation" shall mean:

85% in calendar year 2015;
84% in calendar year 2016;
83% in calendar year 2017;
82% in calendar year 2018;
81% in calendar year 2019; and
80% in calendar year 2020.

As used herein, "Cap on Annual Liability" shall mean, with respect to total **"insured losses"** of all participating insurers:

$100 billion in calendar year 2015;
$120 billion in calendar year 2016;
$140 billion in calendar year 2017;
$160 billion in calendar year 2018;
$180 billion in calendar year 2019; and
$200 billion in calendar year 2020.

UMR:	**B080113017P17**
Insured:	**Fidelity Equity and High Income Funds**
Type of Risk:	**Insurance of:** **Excess Financial Institutions Bond Insurance**
Period:	**01 July 2017 to 01 July 2018**

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113017P17
TYPE:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the contract wording
INSURED:	Fidelity Equity and High Income Funds and as or more fully defined in the contract wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: **C/O FMR LLC** **200 Seaport Blvd.,** **ZW9C.** **Boston,** **Massachusetts 02210,** **United States of America**
PERIOD OF INSURANCE:	From 01 July 2017 To 01 July 2018 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording.

LIMIT OF LIABILITY:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period in excess of underlying contracts for USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
RETENTION:	Primary contract Retentions detailed as per National Union Fir Insurance Company of Pittsburgh,

CONDITIONS:

All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 as amended New and Renewal Business endorsement 12/01/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. LSW 3001 (amended) Premium Payment Clause, as attached
5. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
6. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
7. NMA 1998 Service of Suit Clause (24/4/86), as attached
8. Sanctions Clause, as attached
9. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
10. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this Contract shall be construed to be a condition precedent or warranty unless it is expressly stated as such in the Contract.

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.
Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) as attached.

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes And Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America

PREMIUM:

USD 275,173.20 in full for 100% for the period but
USD 157,242 for USD 40,000,000 order hereon, of which
USD 1,572 is allocated to TRIA.

Any return premium will be calculated, stated and payable by (re)insurers as net of all Broker Remuneration and Deductions as allowed and declared herein.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **30 August 2017**.

Willis Addendum to LSW 3001 Premium Payment Clause as attached.

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents

TAXES PAYABLE BY <u>INSURED</u> AND ADMINISTERED BY <u>INSURERS</u>:

None

TAXES PAYABLE BY <u>INSURERS</u> AND ADMINISTERED BY <u>INSURED</u> OR THEIR AGENT: None

30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION: Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION: Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.

XIS to sign Lloyd's policy.

The contract change document(s) signed by (re)insurers shall form the evidence of the changes agreed.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change

NOTICE OF CANCELLATION PROVISIONS: Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and

Any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

POLICY FORM: J(a) NMA 2421 (Lloyd's)

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113017P17

Item 1:	***Insured***:	Fidelity Equity and High Income Funds
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s)***:	Lloyd's Syndicates: Chubb CGM 2488 and others
Item 3:	***Period of Insurance***:	01 July 2017 to 01 July 2018 Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	in excess of underlying contracts for USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	**Primary contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh**

Item 6:	***Premium***:	USD 275,173.20 in full for 100% for the period but USD 157,242 for USD 40,000,000 order hereon, of which USD 1,572 is allocated to TRIA.
	Taxes: None	

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone:	+44 (0)207 327 5693
Facsimile:	+44 (0)207 327 5225
Email:	Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies)*** *shall have paid the* ***Underlying Limit.***

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as

applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.
In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 1,572 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 30 August 2017.

If the premium due under this contract has not been so paid to (Re)Insurers by 30 August 2017 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

<u>U.S.A.</u>

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2017 forms part of Policy No. B080113017P17

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

NMA LINES CLAUSE

This Insurance, being signed for 100% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

Foreign Account Tax Compliance Act ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the IRS and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

2. INFORMATION

INFORMATION:

This section details the information that was provided to (Re)Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Equity and High Income Funds.**
Type of Insurance	**Excess Financial Institutions Bond Insurance**
Policy Period:	**01 July 2017 to 01 July 2018**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR's 2016 Annual Report
- FMR's Worldwide Headcount
- Open Claims/Status
- FMR Funds' 17g-1 Calculation (Funds covered under the Funds' program)
- Fact Sheets for Various business units

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 of USD 70,000,000 (or 57.1429% of 100%)

BASIS OF WRITTEN LINES: Part of Whole

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp** **Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a) electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b) a unique authorisation provided via a secure electronic trading platform
(c) a timed and dated authorisation provided via an electronic message/system;
(d) an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e) an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

UMR:	**B080113017P17**
(Original) Insured:	**Fidelity Equity and High Income Funds**
Written %	**Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above (Re)Insurer only:
Premium: **for 100% for the policy period**
Brokerage:
SMB:

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

(Applying to the contract but not forming part of the client's contract documentation)

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: CGM 2488

BUREAU LEADER: Not applicable unless completed here.

Lloyd's Leader ....

IUA Leader ....

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be agreed by the Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

Claims to be managed in accordance with:

i) The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

ii) IUA claims agreement practices.

iii) The practices of any company(ies) electing to agree claims in respect of their own participation.

CLAIMS AGREEMENT PARTIES:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate is …………………

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iv) below.

iii) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices (such as non-bureau companies), the Slip Leader only, excepting those that may have opted out via iv) below.

iv) Those companies that have specifically elected to agree claims in respect of their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified* and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless the parties agree to do otherwise.

*Willis Limited may elect to notify by email in certain circumstances (such as for a precautionary notification on an excess layer or a notification which is potentially unlikely to develop into a claim). However, Willis Limited agree to backload and administer via ECF should the notification subsequently develop into a claim requiring a reserve to this contract.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY: None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION: In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: 29 August 2017

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or
2) the date on which the final Insurer agreement is obtained

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in either the next Statement of Account or the next e-Accounting Financial Account (FA) ACORD message batch, dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America.
RISK LOCATION:	United States of America.
OVERSEAS BROKER:	**Direct Insured**
US CLASSIFICATION:	**Non-Regulated, Independent Procurement**
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) 99% 7T 1%
REGULATORY CLIENT CLASSIFICATION:	Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM:	None.

SECURITY DETAILS

REFERENCES

Policy No: 13017P17
Market Submission Version: 27/6/2017 1
Platform Version: 1.0
Date contract published to PPL Platform: 17:45 27 June 2017
UMR (Unique Market Reference): B080113017P17

SIGNED UNDERWRITERS

Chubb Limited

Andrew Banks

Written Line	25.00 %	**Signed Line**	25.00 %	
Agreed on	12:05 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Chubb Global Markets Syn 2488 a trading name of Chubb Underwriting Agenices Ltd		100.00 %	25.00 %	25.00 %

Bound as Slip Leader, Lloyd's Leader

LORS Code:	L2488
Lloyd's Stamp:	2488
Reference:	AKFH6HLH5138
Risk Code(s):	BB
Reference:	AKFT6HLH5138
Risk Code(s):	7T

Barbican Managing Agency Limited

Gavin Stanley

Written Line	8.125 %	**Signed Line**	8.125 %	
Agreed on	11:17 29 June 2017	**Effective from**	Inception	
For and on behalf of:		**% of Written Line**	**Written Line**	**Signed Line**
Registered Consortium No 9562 being Lloyd's syndicates BAR 1955 (66.66%), AML 2001 (16.67%) and EVE 2786 (16.67%)		100.00 %	8.125 %	8.125 %

Bound

LORS Code:	L9562
Lloyd's Stamp:	9562
Reference:	026843011700

Line Conditions

Line to Stand

CNA Hardy

Thomas Winslett

Written Line	18.75 %	**Signed Line**	18.75 %	
Agreed on	10:38 29 June 2017	**Effective from**	Inception	

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 382 HDU	100.00 %	18.75 %	18.75 %

Bound

LORS Code:	L0382
Lloyd's Stamp:	0382
Reference:	FBAHEA1499KX
Description:	BB

Pembroke / Ironshore

Chris Webb

Written Line	12.50 %	**Signed Line**	12.50 %
Agreed on	16:20 29 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 4000 PEM, London, England	100.00 %	12.50 %	12.50 %

Bound

LORS Code:	L4000
Lloyd's Stamp:	4000
Reference:	00803H17AA
Description:	XS BB
Risk Code(s):	BB
Reference:	00803H17AB
Description:	XS 7T
Risk Code(s):	7T

Line Conditions

Pembroke Syndicate 4000 to be an Agreement Party for contract changes, for their proportion only

Pioneer Underwriting Limited

Razwan Dar

Written Line	12.50 %	**Signed Line**	12.50 %
Agreed on	11:17 29 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Pioneer FI - PFI 9375	100.00 %	12.50 %	12.50 %

Bound

LORS Code:	L9375
Lloyd's Stamp:	9375
Reference:	13106202174U
Description:	Xchanging
Reference:	AWA101Z17AB
Description:	Internal

Line Conditions

Pioneer Underwriting Limited

Notwithstanding slip conditions, all terms, amendments, extensions and special agreements to be agreed by Pioneer Underwriting Ltd. Excluding LOC/OCA

QBE European Company Operations

Martin Fletcher

Written Line	13.125 %	**Signed Line**	13.125 %
Agreed on	11:20 28 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 1886, London, England	100.00 %	13.125 %	13.125 %

Bound

LORS Code:	L1886
Lloyd's Stamp:	1886
Reference:	17BA210565KA
Description:	BB
Reference:	17BA210563KB
Description:	7T

Line Conditions

QBE to be an agreement party for their own participation

Talbot Underwriting Ltd

Andrew Brazill

Written Line	10.00 %	**Signed Line**	10.00 %
Agreed on	11:22 29 June 2017	**Effective from**	Inception

For and on behalf of:	**% of Written Line**	**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England	100.00 %	10.00 %	10.00 %

Bound

LORS Code:	L1183
Lloyd's Stamp:	1183
Reference:	CFJ109082H17
Description:	XS Bond
Risk Code(s):	BB , 7T

Subjectivities

Deadline	N/A	**Status**	Subjectivity has been satisfied.

1) Agreement is subject to basis of written line being amended to % or order so our proposed 10% share is of USD 40m and therefore a line of USD 4m.

Line Conditions

Talbot Syndicate 1183 is an agreement party for Contract Changes, for its proportion only.
Talbot Syndicate 1183 to be notified of the 2nd Lloyd's Lead for claims agreement purposes.

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 99%
7T at 1%

Allocation of Premium to Year of Account

2017

Terms of Settlement

Settlement Due Date:	29 Aug 2017
Instalment Premium Period of Credit:	0 day(s)
Adjustment Premium Period of Credit:	0 day(s)

Chubb Global Markets Syn 2488 a trading name of Chubb Underwriting Agenices Ltd —
Bureau Leader and Lloyd's Leader
Andrew Banks